RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2007 MAY -8 A 11:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No. 82 – 35005

[redacted]

02nd May, 2007

Mr. Paul M. Dudek
Securities and Exchange Commissio
Division of Corporation Finance
Office of International Corporate Fin
100 F Street, NE
Washington, DC 20549
USA

07023327

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters dated April 30, 2007 to the Stock Exchanges in India, as per the requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1	Audited Financial Results for the quarter and year ended March 31, 2007, Audited Consolidated Financial Results for the quarter and year ended March 31, 2007.
2	Declaration of Dividend for the year ended 31st March, 2007.
3	Notice of Book Closure.
4	Statement of Appropriations pursuant to Clause 20 of the Listing Agreement.
5	Media Release.

Copies of the above letters are enclosed herewith for your information and record.

Very truly yours
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

Encl: As Above

Copy to:
Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No-82-35005

April 30, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: 1. Audited Financial Results for the quarter and year ended March 31, 2007

2. Audited Consolidated Financial Results for the quarter and year ended March 31, 2007

Further to our letter dated 17th April, 2007, we enclose herewith

1. Audited Financial Results for the quarter and year (for the period of 15 months) ended 31st March, 2007, and

2. Audited Consolidated Financial Results for the quarter and year (for the period of 15 months) ended 31st March, 2007.

The above financial results were taken on record by the Board of Directors at its meeting held on April 30, 2007, pursuant to Clause 41 of the Listing Agreement.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

(Formerly known as Reliance Communication Ventures Limited)
Reliance - Anil Dhirubhai Ambani Group
website : www.reliancecommunications.co.in, www.rcovl.com

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Audited Financial Results (Standalone) for the Quarter and Year ended 31st March 2007

(Rs. In Crore - Except earnings per share)

Sr. No.	Particulars	Twelve months ended	Quarter ended		Financial Year ended	
		31-Dec-06	31-Mar-07	31-Dec-05	31-Mar-07 [See Note 1]	31-Dec-05 [See Note 2]
1	**Net Income from Services**	8,620.71	3,141.20	6.47	11,761.91	6.47
	a) Income from Services and Other operating income	8,584.97	3,140.29		11,725.26	
	b) Other Income	35.74	0.91	6.47	36.65	
2	**Total Expenditure**	5,308.03	1,940.63	1.66	7,248.66	1.67
	a) Access Charges and Licence Fees	2,643.96	949.68	-	3,593.64	-
	b) Network Expenses	627.22	223.96	-	851.18	-
	c) Staff Cost	492.04	192.36	1.11	684.40	1.11
	d) Selling and Marketing Expenses	1,035.58	364.30	0.55	1,399.88	0.56
	e) General Administration Expenses	509.23	210.33	-	719.56	-
3	**Operating Profit before finance charges, Depreciation, Amortisation, Exceptional Items and provision against Fixed Assets**	3,312.68	1,200.57	4.81	4,513.25	4.80
4	Finance Charges (Net)	162.84	69.54	(6.79)	232.38	(6.79)
5	**Operating Profit before Depreciation, Amortisation, Exceptional Items and provision against Fixed Assets**	3,149.84	1,131.03	11.60	4,280.87	11.59
6	Depreciation, Amortisation, and provision against Fixed Assets (See Note 4)	1,364.39	471.73	2.74	1,836.12	2.74
7	**Operating Profit before Exceptional Items**	1,785.45	659.30	8.86	2,444.75	8.85
8	Exceptional items and Adjustments persuant to Scheme of Amalagamation / Arrangement (See Note 6)	45.00	(21.10)	-	23.90	-
9	**Profit before tax**	1,740.45	680.40	8.86	2,420.85	8.85
10	Provision for Current Tax	9.35	(18.35)	2.57		3.20
11	Provision for Fringe Benefit Tax	-	12.00	0.63	12.00	
12	Provision for Deferred Tax	9.00	-	0.00		
13	**Profit after tax**	1,722.10	686.75	5.66	2,408.85	5.65
14	**Paid-up Share Capital**					
	Equity shares (Face Value of Rs.5 each)	1,022.31	1,022.31	0.05	1,022.31	0.05
13	Reserves excluding revaluation reserves (as per Balance Sheet) of previous accounting year		19,561.28	14,783.42	19,561.28	14,783.42
14	Earnings per share (of Rs. 5) (Not annualised)					
	Basic	8.42	3.38	849.62	11.98	849.62
	Diluted	8.30	3.25	0.10	11.23	0.10
15	Aggregate of Non- Promoter Shareholding					
	Number of shares	67 97 93 530	67 98 03 930		67 98 03 930	
	Percentage of shareholding	33.25%	33.25%		33.25%	

Segment Analysis

Sr.No	Particulars	Twelve months ended	Quarter ended		Year ended	
		31-Dec-06	31-Mar-07	31-Dec-05	31-Mar-07 [See Note 1]	31-Dec-05 [See Note 2]
16	**Segment Revenue**					
	a) Wireless	6,642.18	2,569.27	-	9,211.45	-
	b) Global	2,742.98	873.14	-	3,616.12	-
	c) Broadband	545.99	210.43	-	756.42	-
	d) Others / Unallocated	35.74	0.91	6.47	36.65	6.47
	Total	9,966.89	3,653.75	6.47	13,620.64	6.47
	Less: Inter segment Revenue	1,346.18	512.55	-	1,858.73	-
17	**Net after Inter segment Revenue**	8,620.71	3,141.20	6.47	11,761.91	6.47
18	**Segment results**					
	Profit / (Loss) before tax and interest from each segment					
	a) Wireless	1,340.82	549.59		1,890.41	
	b) Global	632.10	175.27		807.37	
	c) Broadband	95.56	56.80		152.36	
	d) Others / Unallocated	(120.19)	(52.82)	2.07	(173.01)	2.06
	Total	1,948.29	728.84	2.07	2,677.13	2.06
	Less : Finance Charges (Net)	162.84	69.54	(6.79)	232.38	(6.79)
	Less : Other Unallocable expenditure net of un-allocable income	45.00	(21.10)		23.90	-
19	**Profit Before Tax**	1,740.45	680.40	8.86	2,420.85	8.85
20	**Capital Employed**					
	(Segment Assets - Segment Liabilities)					
	a) Wireless		11,977.05		11,977.05	
	b) Global		2,561.31		2,561.31	
	c) Broadband		1,941.79		1,941.79	
	d) Others / unallocated		18,790.89	15,395.68	18,790.89	15,395.68
	Total		35,271.04	15,395.68	35,271.04	15,395.68

NOTES

1 The Current financial year of the Company commenced on 1st January, 2006. Accordingly, the current financial year relates to the period of 15 (fifteen) months from 1st January, 2006 to 31st March, 2007. For the period prior to 31st December, 2005 the Company had no subsidiaries and therefore, no Consolidated Financial Statements have been prepared. However, with a view to providing more relevant information, consolidated results have been disclosed for the year ended 31st March 2007 and correspondingly, consolidated resulted have been compiled on a proforma basis as if the Scheme of Amalgamation and Arrangement referred to in Note 3(i) was in force have been compiled and disclosed for the year from 1st April, 2005 to 31st March, 2006 These include the period from 1st January, 2006 to 31st March, 2006 which are also included in the current financial year.

2 Subject to approval of the shareholders, the Board of Directors have recommended dividend @10%, i.e. Re. 0.50 per equity share each of Rs. 5, aggregating to Rs.119.60 crore inclusive of tax on dividend for the financial year ended 31st March, 2007. The Regiser of Members and Share Transfer Book of the Company will remain closed from 7th July, 2007 to 17th July, 2007 (Both the days inclusive) for the purpose of payment of dividend, if declared by the shareholders at ensuing Annual General Meeting.

3 (i) The Scheme of Amalgamation and Arrangement (Scheme) for the amalgamation of Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercial Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited ("Transferor Companies") and demerger of the Network division of the Reliance Communications Infrastructure Limited with the Company, as approved by the High Courts of Judicature in Bombay and Gujarat became effective from 12th September, 2006. In terms of the said Scheme, the Company has allotted 82,14,84,568 equity shares of Rs.5/- each. Upon said allotment, the paid up equity Share capital of the Company has increased to Rs. 1,022.31 crores divided into 204,46,14,990 equity shares of Rs. 5/- each. Further, as an integral part of the said Scheme, Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Flag Telecom Group Limited and certain other companies became wholly owned subsidiaries of the Company.

(ii) As approved by the Hon'ble High Court of Judicature of Bombay, the depreciation is net of the amount of Rs.660.52 Crore adjusted from provision for business restructuring and Scheme related expenditure of Rs.28.53 Crore is adjusted from provision for business restructuring.

4 (i) The Scheme of Arrangement (Scheme) for the demerger of the passive infrastructure of the Company and Reliance Telecom Limited, subsidiary of the Company with Reliance Telecom Infrastructure Limited ("RTIL", a subsidiary of the Company) as approved by the High Court of Judicature at Bombay vide Order dated 16th March, 2007 became effective from 10th April, 2007. In terms of the said scheme, the assets and liabilities constituting passive infrastructure of the Company and Reliance Telecom Limited, subsidiary of the Company, vested with RTIL at their respective fair values on the effective date.

(ii) The Scheme of Amalgamation for the Amalgamation of Reliance Next Generation Technology Private Limited ("RNGTPL") with RTIL, subsidiaries of the Company, as approved by the High Court of Judicature at Bombay vide Order dated 23rd March, 2007 became effective from 30th March, 2007. In terms of the said scheme, all the assets and liabilities as appearing in the books of RNGTPL are recorded in the books of RTIL at their book value and excess of the net asset value is credited to General Reserve in RTIL.

(iii) Synergy Enterprises Solutions Private Limited ("SESPL"), one of the wholly owned subsidiaries of the Company, is proposed to be merged with RCIL (another wholly owned subsidiary of the Company) in terms of a Scheme of Arrangement under Section 391-394 of the Companies Act, 1956, pursuant to which the business of SESPL will be consolidated with the business of RCIL and a petition for sanction by the High Court of Judicature at Bombay has been filed.

(iv) Reliance Infoinvestments Limited ("RIIL") one of the wholly owned subsidiaries of the Company, is proposed to be merged with RCIL, (another wholly owned subsidiary of the Company), in terms of a Scheme of Arrangement under Section 391-394 of the Companies Act, 1956 pursuant to which the business of RIIL will be consolidated with the business of RCIL. The Bombay High Court has sanctioned the merger which will be effective when a copy of the Order of the Court is filed with the Registrar of Companies.

(v) Reliable Internet Service Limited ("RISL"), wholly owned subsidiary of the Company, is proposed to be merged with Reliance Telecom Limited (a wholly owned subsidiary of the Company) in terms of a scheme of Arrangement under Section 391-394 of the Companies Act, 1956, pursuant to which the business of RISL will be consolidated with the business of RTL and a petition for sanction by the High Court of Judicature of Bombay is filed.

5 Investments in equity shares of Reliance Infocomm Limited held by the Company of value Rs.9,239.77 crore, prior to amalgamation (as referred in Note 3(i) given above) has in accordance with the Scheme inter alia for merger of Reliance Infocomm Limited into the Company, been written off through the Profit and Loss Account of the Company and an equivalent amount has been withdrawan from Reserve arising (not created) on vesting inter alia of the said investments on Demerger from Reliance Industries Limited. This has no impact on the Net Worth of the Company which as on 31st March 2007 is Rs. 22,930.65 crore.

6 During the period, Gateway Net Trading Pte. Ltd., Reliance Communications (Singapore) Pte Limited, Reliance Communications (HongKong) Limited, Reliance Communications (New Zealand) Pte Limited, Reliance Communication (Australia) Pty. Limited, RCOM Malaysia SDN.BHD, Synergy Enterpreneurs Solutions Private Limited and Reliance Next Generation Technology Private Limited became subsidiaries of the Company and Paradox Studios Limited, Reliance Digital World Limited and NIS Sparta Limited ceased to be subsidiaries of the Company pursuant to disinvestment and Assam Network Private Limited, Rajasthan Network Private Limited, Synergy Infocomm Solutions Private Limited ceased to be subsidiaries of the company pursuant to Scheme of Amalgamation involving other subsidiaries of the Company.

7 No complaint from Investors was pending at the beginning of the quarter. During the quarter 30 complaints were received and all the complaints were resolved. No complaint was pending as on 31st March, 2007.

8 The Company is operating under Wireless, Broadband, Global, Investments and others segments as per Accounting Standard 17 (Segment Reporting) issued by the Institute of Chartered Accountants of India and accordingly segment wise information are given.

9 Previous periods figures have been reworked, regrouped, rearranged and reclassified, wherever required.

10 After review by the Audit Committee, Board of Directors of the Company took the above results on record at their meeting held on 30th April, 2007.

For Reliance Communications Limited

Anil D. Ambani
Chairman

Mumbai
30th April, 2007.

Reliance Communications Limited

Reliance - Anil Dhirubhai Ambani Group

website : www.reliancecommunications.co.in, www.rcovl.com

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Audited Consolidated Financial Results for the Quarter and Year ended 31st March, 2007

(Rs. In Crore - Except earnings per share)

Sr. No.	Particulars	Quarter ended		Twelve months ended		Financial Year ended (fifteen months)
		31-Mar-07	31-Mar-06	31-Mar-07	31-Mar-06	31-Mar-07
						(See Note 1)
1	**Net Income**	3,936.91	2,970.40	14,468.29	10,766.35	17,440.25
	a) Income from Services	3,873.57	2,907.59	14,262.47	10,627.26	17,190.37
	b) Other Income	63.34	62.81	205.82	139.09	249.88
2	**Total Expenditure**	2,301.70	1,928.18	8,747.66	8,231.13	10,747.44
	a) Access Charges and Licence Fee	997.75	1,029.10	3,782.22	4,040.41	4,774.31
	b) Network Expenses	442.26	334.90	1,673.67	1,534.60	2,033.42
	c) Staff Cost	245.12	182.50	907.90	839.43	1,128.80
	d) Selling and Marketing Expenses	391.66	236.58	1,625.95	1,816.69	1,844.42
	e) General Administration Expenses	224.91	145.10	757.92	-	966.49
3	**Operating Profit before Finance Charges, Depreciation, Amortisations, Exceptional Items and Provision against Fixed Assets**	1,635.21	1,042.22	5,720.63	2,535.22	6,692.81
4	Finance Charges (Net)	(39.15)	42.47	0.37	321.47	64.68
5	**Operating Profit before Depreciation, Amortisation, Exceptional Items and Provision against Fixed Assets**	1,674.36	999.75	5,720.26	2,213.75	6,628.13
6	Depreciation, Amortisation and Provision against Fixed Assets (See Note 3)	637.76	545.70	2,465.30	1,698.68	2,919.28
7	**Operating Profit before Exceptional Items**	1,036.60	454.05	3,254.96	515.07	3,708.85
8	Exceptional items and adjustments pursuant to Scheme of Amalgamation and Arrangement (See Note 5)	(2.75)	37.40	30.24	37.43	109.32
9	**Profit before Tax**	1,039.35	416.65	3,224.72	477.64	3,599.53
10	Provision for Current Tax	11.84	8.83	46.53	15.08	52.65
	Provision for Fringe Benefit Tax	13.51	2.21	14.58	1.48	15.16
	Provision for Defferred Tax	(10.41)	2.76	0.44	17.17	5.29
11	**Profit after Tax**	1,024.41	402.85	3,163.17	443.91	3,526.43
12	**Paid-up share capital**					
	Equity shares (Face Value of Rs. 5 each)	1,022.31	1,022.31	1,022.31	1,022.31	1,022.31
13	Reserve excluding Revaluation Reserve (As per Balance Sheet)					
	of previous accounting year	21,908.65	10,719.00	21,908.65	10,719.00	21,908.65
14	**Earning per Share (of Rs. 5) (Not Annualised)**					
	- Basic	5.01	1.97	15.74	3.63	17.54
	- Diluted	4.84	1.97	15.45	2.17	17.22
15	**Aggregate of Non-promoter Shareholding**					
	Number of shares	679,803,930	727,235,610	679,793,530	727,235,610	679,803,930
	Percentage of shareholding	33.25%	59.46%	33.25%	59.46%	33.25%

Segment Analysis

		Quarter ended		Twelve months ended		Financial Year ended (fifteen months)
		31-Mar-07	31-Mar-06	31-Mar-07	31-Mar-06	31-Mar-07
		-	-			
16	**Segment revenue**					
	a) Wireless	2,968.61	2,120.63	10,727.61	7,364.00	12,818.43
	b) Global	1,293.98	1,415.47	5,176.98	5,186.00	7,050.79
	c) Broadband	329.14	194.59	1,144.14	513.00	1,312.97
	d) Investments	32.43	31.37	107.16	-	130.18
	e) Others / Unallocated	62.40	12.49	264.46	320.00	418.58
					-	
	Total	4,686.56	3,774.55	17,420.35	13,383.00	21,730.96
	Less: Inter segment Revenue	(749.64)	(804.15)	(2,952.06)	(2,616.65)	(4,290.70)
					-	
17	**Net after Inter segment Revenue**	3,936.92	2,970.40	14,468.29	10,766.35	17,440.26
18	**Segment results**					
	Profit / (Loss) before tax and interest from each segment					
	a) Wireless	698.81	414.81	2,250.82	1,017.81	2,737.21
	b) Global	188.29	83.94	732.68	131.20	861.61
	c) Broadband	109.74	8.74	354.44	(42.44)	349.90
	d) Investments	30.83	29.85	95.75	-	111.13
	e) Others / Unallocated	(30.21)	(40.82)	(178.36)	(270.03)	(286.31)
	Total	997.46	496.52	3,255.33	836.54	3,773.54
	Less : Finance Charges (Net)	(39.15)	42.44	0.37	321.47	64.69
	Less : Other Unallocable expenditure net of un-allocable income	(2.74)	37.43	30.23	37.43	109.33
19	**Profit Before Tax**	1,039.36	416.65	3,224.72	477.64	3,599.53
20	**Capital Employed**					
	(Segment Assets - Segment Liabilities)					
	a) Wireless	15,646.14	10,544.44	15,646.14	10,544.44	15,646.14
	b) Global	5,684.65	4,360.36	5,684.65	4,360.36	5,684.65
	c) Broadband	3,029.83	2,595.48	3,029.83	2,595.48	3,029.83
	d) Investments	14,494.71	-	14,494.71	-	14,494.71
	e) Others / unallocated	1,650.42	4,586.00	1,650.42	4,586.00	1,650.42
	Total	40,505.75	22,086.28	40,505.75	22,086.28	40,505.75

NOTES

1 The financial year of the Company was for fifteen months period from 1st January, 2006 to 31st March 2007. This is the fifth quarterly financial results of the Company for the financial year

2 The previous financial year of the company was for a period of nine months from April 2005 to December 2005. However, with a view to provide more relevant information the results for the quarter ended 31st March 2006 and 12 months from 1st April 2005 to 31st March 2006 have been compiled and disclosed

The results for the Fifteen months ended 31st March, 2007 include twelve months' operating results of erstwhile Reliance Infocomm Limited for the period from 1st April, 2006 to 31st March, 2007 which was merged into the Company with effect from 31st March, 2006 and hence, the figures relating to the quarter and fifteen months ended March 31st, 2007 are not comparable.

3 Subject to approval of the shareholders, the Board of Directors have recommended dividend @10%, i.e. Rs. 0.50 per equity share each of Rs.5, aggregating to Rs.119.60 crore inclusive of tax on dividend for the financial year ended 31st March, 2007. The Regiser of Members and Share Transfer Book of the Company will remain closed from 7th July, 2007 to 17th July, 2007 (Both the days inclusive) for the purpose of payment of dividend, if declared by the shareholders at ensuing Annual General Meeting.

4 The Scheme of Amalgamation and Arrangement (Scheme) for the amalgamation of Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercial Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited ("Transferor Companies") and demerger of the Network division of the Reliance Communications Infrastructure Limited with the Company, as approved by the High Courts of Judicature in Bombay and Gujarat became effective from 12th September, 2006. In terms of the said Scheme, the Company has allotted 82,14,84,568 equity shares of Rs.5/- each. Upon said allotment, the paid up equity Share capital of the Company has increased to Rs. 1,022.31 crores divided into 204,46,14,990 equity shares of Rs. 5/- each. Further, as an integral part of the said Scheme, Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Flag Telecom Group Limited and certain other companies became wholly owned subsidiaries of the Company. As approved by Hon'ble High Court of Judicature at Bombay,

the depreciation is net of the amount of Rs.660.52 crore adjusted from provision for business restructuring and Scheme related expenditure of Rs.28.53 crore is adjusted from provision for business restructuring.

5 (i) The Scheme of Arrangement (Scheme) for the demerger of the passive infrastructure of the Company and Reliance Telecom Limited, subsidiary of the Company with Reliance Telecom Infrastructure Limited ("RTIL", a subsidiary of the Company) as approved by the High Court of Judicature at Bombay vide Order dated 16th March, 2007 became effective from 10th April, 2007. In terms of the said scheme, the assets and liabilities constituting passive infrastructure of the Company and Reliance Telecom Limited, subsidiary of the Company, vested with RTIL at their respective fair values on the effective date.

(ii) The Scheme of Amalgamation for the Amalgamation of Reliance Next Generation Technology Private Limited ("RNGTPL") with RTIL, subsidiaries of the Company, as approved by the High Court of Judicature at Bombay vide Order dated 23rd March, 2007 became effective from 30th March, 2007. In terms of the said scheme, all the assets and liabilities as appearing in the books of RNGTPL are recorded in the books of RTIL at their book value and excess of the net asset value is credited to General Reserve in RTIL.

(iii) Synergy Enterprises Solutions Private Limited ("SESPL"), one of the wholly owned subsidiaries of the Company, is proposed to be merged with RCIL (another wholly owned subsidiary of the Company) in terms of a Scheme of Arrangement under Section 391-394 of the Companies Act, 1956, pursuant to which the business of SESPL will be consolidated with the business of RCIL and a petition for sanction by the High Court of Judicature at Bombay has been filed.

(iv) Reliance Infoinvestments Limited ("RIIL") one of the wholly owned subsidiaries of the Company, is proposed to be merged with RCIL, (another wholly owned subsidiary of the Company), in terms of a Scheme of Arrangement under Section 391-394 of the Companies Act, 1956 pursuant to which the business of RIIL will be consolidated with the business of RCIL. The High Court of Judicature at Bombay has sanctioned the merger which will be effective when a copy of the Order of the Court is filed with the Registrar of Companies.

(v) Reliable Internet Service Limited ("RISL"), wholly owned subsidiary of the Company, is proposed to be merged with Reliance Telecom Limited (a wholly owned subsidiary of the Company) in terms of a scheme of Arrangement under Section 391-394 of the Companies Act, 1956, pursuant to which the business of RISL will be consolidated with the business of RTL and a petition for sanction by the High Court of Judicature of Bombay is filed.

6 Investments in equity shares of Reliance Infocomm Limited held by the Company of value Rs.9,239.77 crore, prior to amalgamation (as referred in Note 4 given below) has in accordance with the Scheme *inter alia* for merger of Reliance Infocomm Limited into the Company, been written off through the Profit and Loss Account of the Company and an equivalent amount has been withdrawan from Reserve arising (not created) on vesting inter alia of the said investments on Demerger from Reliance Industries Limited. This has no impact on the Net Worth of the Company which as on 31st March 2007 is Rs. 20,583.59 crore.

7 During the period, Gateway Net Trading Pte. Limited, Reliance Communications (Singapore) Pte. Limited, Reliance Communications (Hongkong) Limited, Reliance Communications (New Zealand) Pte. Limited, Reliance Communications (Australia) Pty. Limited, RCOM Malaysia SDN.BHD, Synergy Enterprenuers Solutions Private Limited and Reliance Next Generation Technology Private Limited became the subsidiaries of the Company and Paradox Studios Limited, Reliance Digital World Limited and NIS Sparta Limited ceased to be subsidiaries of the Company pursuant to disinvestment and Assam Network Private Limited, Rajasthan Network Private Limited, Synergy Infocomm Solutions Private Limited ceased to be subsidiaries of the Company pursuant to Scheme of Amalgamation involving other subsidiaries of the Company

8 No complaint from Investors was pending at the beginning of the quarter. During the quarter, 30 complaints were received and all the complaints were resolved. No complaint was pending as on 31st March, 2007.

9 The Company is operating under Wireless, Broadband, Global and others segments as per Accounting Standard 17 (Segment Reporting) issued by the Institute of Chartered Accountants of India and accordingly segment wise information have been given.

10 Previous periods figures have been reworked, regrouped, rearranged and reclassified, wherever required.

11 After review by the Audit Committee, Board of Directors of the Company took the above results on record at their meeting held on 30th April, 2007.

For Reliance Communications Limited

Mumbai
30th April, 2007.

Anil D. Ambani
Chairman

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No. 82-35005

April 30, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Declaration of Dividend for the year ended 31st March, 2007

Further to our letter dated 17th April, 2007, we wish to inform you that the Board of Directors of the Company have recommended dividend @ 10% on the equity share of Rs.5 each of the Company i.e. Rs. 0.50 per equity share, aggregating to Rs.119.60 crore (including tax on dividend).

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No. 82-35005

April 30, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Notice of Book Closure

Pursuant to Clause 16 of the Listing Agreement entered into with the Stock Exchanges, we are enclosing herewith a duly completed format intimating about the Book closure fixed from Saturday, the 7th July, 2007 to Tuesday, the 17th July, 2007 (both the days inclusive) for the purpose of Annual General Meeting and payment of dividend, if approved at the 3rd Annual General Meeting of the members of the Company scheduled to be held on 17th July, 2007.

You are requested kindly to take the same on your record.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl. :- As above.

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Name of the Company: **Reliance Communications Limited**

Security Code*	Type of Security & paid up value	Book Closure From To	Record Date	Purpose
RCOM* 532712**	Equity Shares Rs. 5 paid-up	Saturday 7th July, 2007 To Tuesday, 17th July, 2007	N.A	To determine the entitlement, if any, for payment of dividend for the year ended 31st March, 2007 and for the purpose of Annual General Meeting.

* As per the National Stock Exchange
** As per the Bombay Stock Exchange

For Reliance Communications Limited

Hasit Shukla
Company Secretary

Date :- 30.04.2007

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No. 82-35005

April 30, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

BSE Scrip Code : 532712

NSE Symbol : RCOM

Dear Sir,

Sub. :**Statement of Appropriations pursuant to Clause 20 of the Listing Agreement.**

In terms of Clause 20 of the Listing Agreement entered with the Stock Exchanges, we wish to inform you that the Board of Directors of the Company at its meeting held on 30th April, 2007 has recommended dividend @ 10 % on the Equity Shares of Rs.5 each of the Company i.e. Rs.0.50 per Equity Share. A Statement of Appropriations in this regard is enclosed.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl. : Statement of Appropriations

Board Meeting Date : 30.04.2007 Place : Mumbai

Statement of Appropriations

(As per Clause 20 of the Listing Agreement)

Name of Company **Reliance Communications Limited**

Company Code :- RCOM/ 532712 **For the Financial year ended** March 31, 2007

		Current Year ended 31.03.2007	Previous Year ended 31.12.2005
		(Rs. In crore)	(Rs. In crore)
1.	Net Income from Services and other Income	11761.91	6.47
2.	Gross Profit	4513.25	4.80
	(Before deducting any of the following)		
	(a) Interest	232.38	(6.79)
	(b) Depreciation	1790.32	2.74
	(c) Tax Liability	12.00	3.20
	(d) Others, if any	69.70	Nil
3.	Net Profit available for appropriation	2408.85	5.65
4.	Net Profit / Loss		
	(a) Add :	5.65	Nil
	B/fd. from Last Year's Balance		
	(b) Other adjustment, if any,		
	Less :		
	(i) Statutory Reserves and Other Appropriation (net)		Nil
	Less : Transferred to		
	(i) General Reserve	Nil	Nil
	(ii) Debenture Redemption Reserve	Nil	Nil
5.	Dividend	102.23	
	(a) Per Equity Share of Rs.5 each		
	(b) No. of Shares 204,46,14,990		
	(Last year Rs.Nil per Share)		Nil
	Corporate Tax on Dividend	17.37	N.A.
6.	Balance Carried Forward	2294.90	5.65
7.	Particulars of proposed Rights/Bonus/Shares/ Convertible Debenture issue	N.A.	N.A.

8. The Register of Members & Share Transfer Books of the Company will remain closed from Saturday, 7th July, 2007 to Tuesday, 17th July, 2007 (both days inclusive) for the purpose of payment of Dividend for the period ended March 31, 2007 and Annual General Meeting of the Company to be held on 17th July, 2007.

9. Date from which the Dividend is payable :- 18th July, 2007.

RELIANCE COMMUNICATIONS LTD.

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

April 30, 2007

Exemption File No. 82-35005

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media Release

We are enclosing herewith a Media Release dated 30th April, 2007, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

RELIANCE COMMUNICATIONS ANNOUNCES ITS FINANCIAL RESULTS
FOR THE TWELVE MONTHS ENDED MARCH 31, 2007

NET PROFIT AT RS. 3,163 CRORE (US$ 734 MILLION)
AN INCREASE OF 612%

REVENUES AT RS. 14,468 CRORE (US$ 3,357 MILLION) - UP 34%

EBITDA MARGIN EXPANDS FROM 24% TO 40%

Q4 NET PROFIT TOUCHES RS. 1,024 CRORE (US$ 238 MILLION)-
FIFTH INDIAN COMPANY TO REPORT Q4 PAT ABOVE RS. 1,000 CRORE

NET WORTH RISES BY 95%
TO RS. 22,931 CRORE (US$ 5,320 MILLION) - AMONG TOP 3 IN INDIA

CUSTOMER BASE CROSSES 30 MILLION
ACROSS THE INTEGRATED COMMUNICATIONS SERVICE PLATFORM

BOARD APPROVES 10% DIVIDEND -
RCOM FIRST LISTED INDIAN TELECOM COMPANY TO REWARD SHAREHOLDERS

Mumbai, April 30, 2007: Reliance Communications Limited (RCOM) today announced its audited consolidated financial results for the twelve months ended March 31, 2007.

Highlights of the financial performance in this period are:

- **Net Profit of Rs. 3,163 crore** (US$ 734 million), **higher by 612%** compared to Net Profit of Rs. 444 crore (US$ 103 million)
- **EBITDA at Rs. 5,720 crore** (US$ 1327 million), **growth of 126%. EBITDA margin expands to 40% from 24%**, with continued expansion in profitability across all businesses - Personal, Global and Enterprise
- **Revenue growth of 34% at Rs. 14,468 crore** (US$ 3,357 million) from Rs. 10,766 crore (US$ 2,498 million)
- **Shareholders Equity (Net Worth) increases to Rs. 22,931 crore** (US$ 5,320 million) from Rs. 11,742 crore (US$ 2,724 million) - among the top three companies in India
- **Conservative capital structure - Net Debt to Equity Ratio down to 8%**, from 28% last year

Commenting on the results, Mr Anil Dhirubhai Ambani, Chairman, Reliance Communications Limited, said:

"We are delighted at the many firsts and record achievements at Reliance Communications, in the first year of our listing.

We have created more than Rs. 60,000 crore (US$ 13.9 billion) of wealth for our 2 million shareholders, in the very first year.

Profits increased more than 6 times during the year, and with the 10% maiden dividend, we have become the first telecom company in India to reward shareholders through a dividend payout.

Profitability has shown a consistent upward trend, and in the fourth quarter ended March 31, 2007, our net profits crossed the Rs. 1,000 crore (US$ 238 million) mark. We are the fifth Indian company to reach this landmark, and the first to achieve this in the very first year of listing.

During the year, each of our businesses recorded strong revenue growth and expanded their margins, deriving leverage from the growing scale of operations.

We look forward to another record year in FY 2007-08, and will endeavour to accelerate our momentum of customer acquisitions, increase our share of the growing market, and further enhance profitability to maximise overall shareholder value."

During the year, RCOM's market capitalisation crossed Rs. 1,00,000 crore (US$ 23 billion), making RCOM one of Asia's 5 most valuable telecom companies, and one of India's top 10 listed companies.

- **BUSINESS REVIEW**

During the twelve months ended March 31, 2007, revenues of the Wireless business increased by 46% to Rs. 10,728 crore (US$ 2,489 million) from Rs. 7,364 crore (US$ 1,709 million).

Wireless EBITDA increased to Rs. 3,984 crore (US$ 924 million) from Rs. 2,250 crore (US$ 522 million). Margins expanded to 37% from 31%.

EBITDA of the Global business increased by 98% during the twelve months ended March 31, 2007 to Rs. 1,271 crore (US$ 295 million). EBITDA margins increased to 24% from 12% last year.

In the same period, the Broadband business achieved revenue growth of 123% to Rs. 1,144 crore (US$ 265 million), and EBITDA increased by more than 6 times, to Rs. 519 crore (US$ 120 million). The EBITDA margin crossed 45% in the twelve months ended March 31, 2007, from 15% in the corresponding period in the previous year.

- **SUBSCRIBER RE-VERIFICATION**

During the year, RCOM completed re-verification of its wireless subscriber base, in full compliance with the industry-wide requirement from the Department of Telecommunications (DoT). In accordance with the DoT's requirement, subscribers that could not be verified at the end of the stipulated period, despite intensive efforts made by the company, were deactivated. **Subsequently, about 100,000 subscribers have been re-activated in the month of April following the receipt of all requisite documentation from them.** There has been no adverse impact from this exercise on revenues or profitability, as the de-activated customers did not generate any material revenues in the last quarter. In fact, RCOM's ARPU (average revenue per user) has increased, making it one of the top 3 players in India in terms of ARPU.

- **RTIL - DE-MERGER APPROVED BY BOMBAY HIGH COURT**

The Scheme of Arrangement, approved by shareholders and the Hon'ble Bombay High Court, for the demerger of the company's Passive Infrastructure (wireless towers and related infrastructure) to RTIL, a fully owned subsidiary of RCOM, has been implemented. It is expected that the demerger will reduce set-up and operating costs, resulting in cost efficiencies, and providing greater financial flexibility. RCOM will endeavour to unlock significant shareholder value within the next 6 months, through appropriate restructuring of RTIL's capital structure.

* * * * *

Background

Reliance Communications Limited is part of the Reliance - Anil Dhirubhai Ambani Group.

Reliance Communications is India's largest integrated communications service provider in the private sector with over 30 million individual consumer, enterprise, and carrier customers.

We operate pan-India across the full spectrum of wireless, wireline, and long distance, voice, data, and internet communication services. We also have an extensive international presence through the provision of long distance voice, data and internet services and submarine cable network infrastructure globally.

Financial Results summary

(Rs. Crore)	12 months ended 31/3/07	12 months ended 31/3/06	Increase / (Decrease)
Turnover			
Wireless	10,728	7,364	45.7%
Global	5,177	5,186	(0.2%)
Broadband	1,144	513	123.0%
Diversified	372	320	16.1%
Total (post eliminations)	14,468	10,766	34.4%
EBITDA			
Wireless	3,984	2,250	77.1%
Global	1,271	641	98.3%
Broadband	519	77	574.5%
Diversified	26	(131)	(120.0%)
Total (post eliminations)	5,721	2,535	125.6%
EBITDA margin	*39.5%*	*23.5%*	
Depreciation	2,466	1,698	45.2%
Finance (net)	1	322	(99.7%)
Extraordinary items	30	37	(18.9%)
PBT	3,224	478	574.4%
Tax	61	34	79.4%
PAT	3,163	444	612.4%

END